FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2012
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Promotora de
Informaciones, S.A.
(Prisa) and Subsidiaries

Interim condensed consolidated Financial
Statements and Consolidated Directors' Report
for the six-month period ended June 30, 2012,
prepared according to International Accounting
Standard 34, together with limited review report.

Deloitte
Deloitte, S.L.
Plaza Pablo Ruiz Picasso, 1
Torre Picasso 2
8020 Madrid
Espana

Tel.:+34 915 14 50 00
Fax: +34 915 14 51 80
www.deloitte.es

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

REPORT ON LIMITED REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of Promotora de Informaciones, S.A., at the request of its Board of Directors:

We have performed a limited review of the accompanying interim condensed consolidated financial statements ("the interim financial statements") of Promotora de Informaciones, S.A. ("the Company") and Subsidiaries ("the Group"), which comprise the balance sheet at June 30, 2012 and the income statement, statement of changes in equity, statement of comprehensive income and cash flows statement, as well as the explanatory notes, all of them condensed and consolidated, thereto for the six- month period then ended. The Company's directors are responsible for the preparation of these interim financial statements in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, for the preparation of interim condensed financial information, in conformity with Article 12 of Royal Decree 1362/2007. Our responsibility is to express a conclusion on these interim financial statements based on our limited review.

Our review was performed in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A limited review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying certain analytical and other review procedures. A limited review is substantially less in scope than an audit and, consequently, it does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.

As a result of our limited review, which under no circumstances may be considered to be an audit of financial statements, nothing came to our attention that might cause us to believe that the accompanying interim financial statements for the six-month period ended June 30, 2012 have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as adopted by the European Union, pursuant to Article 12 of Royal Decree 1362/2007, for the preparation of interim condensed financial statements.

Without affecting our conclusion, we draw attention to Note 1 to the accompanying interim financial statements, which indicates that the aforementioned accompanying interim financial statements do not include all the information that would be required for a complete set of consolidated financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union and, therefore, the accompanying interim financial statements should be read in conjunction with the Group's consolidated financial statements for the year ended December 31, 2011.

Deloitte, S.L Inscrita en el Registro Mercantil de Madrid, tomo 13.650, seccion 8", folio 183, hoja M-54414, inscripcion 96' C.I.F : B-79104469 omicilio social: Plaza Pablo Ruiz ricasso. 1, Torre Picasso, 28020, Madrid.

The accompanying interim consolidated directors' report for the first six months of 2012 contains the explanations which the Company's directors consider appropriate about the significant events that took place in that period and their effect on the interim financial statements presented, of which it does not form part, and about the information required under Article 15 of Royal Decree 1362/2007. We have checked that the accounting information in the interim consolidated directors' report is consistent with that contained in the interim financial statements for the six-month period ended June 30, 2012. Our work was confined to checking the interim consolidated directors' report with the aforementioned scope, and did not include a review of any information other than that drawn from the accounting records of the consolidated companies.

This report was prepared at the request of the Board of Directors in relation to the publication of the half-yearly financial report required by Article 35 of Spanish Securities Market Law 24/1988, of 28 July, implemented by Royal Decree 1362/2007, of 19 October.

DELOITTE, S.L.

Fernando Garcia Beato
July 26, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1 934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

August 1, 2012	By:	/s/ Iñigo Dago Elorza
Name: Iñigo Dago Elorza
Title: Chief Legal Officer and Secretary of the Board of Directors